Exhibit 99.1

MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2010
(in Canadian dollars unless otherwise indicated)

Dated December 15, 2010

This management’s discussion and analysis (“MD&A”) for the three and six months ended October 31, 2010 is a review of operations, current financial position and outlook for MegaWest Energy Corp (“MegaWest” or the “Company”).  It should be read in conjunction with the unaudited consolidated financial statements for the three and six months ended October 31, 2010 and the audited consolidated financial statements for years ended April 30, 2010 and 2009 and the notes thereto, prepared in accordance with Canadian generally accepted accounting principles.

Additional information relating to MegaWest, is available on SEDAR (www.sedar.com) or on the Company’s website (www.megawestenergy.com).

OVERVIEW

The primary business activity of MegaWest and its subsidiaries (collectively the "Company") has been the acquisition, exploration and development of a number of unproven heavy oil properties in the United States. Its activities to date have included analysis and evaluation of technical data, preparation of geological models, acquisition of mineral rights, exploration and development drilling, conceptual engineering, construction and operation of thermal demonstration projects, and securing capital to fund related expenditures.

In December 2008, the Company reduced its staff and suspended all its capital projects, including operations at its two Missouri heavy oil projects, pending a recovery in oil prices and obtaining financing.  During the spring and summer of 2009, to provide funding to re-start steam injection operations on its Deerfield Missouri acreage, the Company closed a 10% working interest disposition in its Deerfield Missouri project area for proceeds of $2,163,400 (US $2,000,000) and closed the sale of 22,000 Series A Preferred Shares (“Preferred A Shares”) with a stated value of US $100 each for proceeds of $2,379,740 (US $2,200,000).  Following closing of the transactions, MegaWest re-started its Deerfield, Missouri project and the initial oil production response to steam injection on both the Marmaton River and Grassy Creek projects was positive. Certain equipment upgrades are nearing completion based upon a detailed review of the reservoir production response to date. The ultimate development of MegaWest’s oil and gas projects, if assessed to be commercial, will continue to require additional funding.  On July 30, 2010, the Company closed a financing with a group of its existing shareholders for US $2.5 million of funding.  The transactions consist of the issuance of US $2.5 million in senior secured convertible notes, the conversion of the outstanding Preferred A Shares into junior secured convertible notes and the reacquisition by MegaWest of a 10% working interest in the Marmaton River and Grassy Creek projects in exchange for a 2.75% overriding royalty interest on the same properties.

A summary of the features and terms of the financing are as follows:

•
Issuance of Senior Secured Convertible Notes (the “Senior Notes”) for proceeds of US$2.5 million, maturing on January 30, 2012 with an annual coupon rate of 8% cash or 12% in additional Senior Notes at the Company’s option until January 30, 2011.  Senior Notes are redeemable in cash at any time or convertible into common shares at US$0.05 per common share at the Company’s option if the underlying shares are freely tradable and common shares trade at or above US $0.25 for the previous 20 consecutive trading days and the daily average trading volume has been in excess of US $75,000 per day for the same period.  One warrant has been issued to the Senior Note holders for each US $0.05 principal amount of the Senior Notes for a total of 50,000,000 warrants.  Warrants are exercisable at $0.05 per share until July 29, 2013.  See Note 6 to the Company’s October 31, 2010 unaudited consolidated interim financial statements for additional terms and disclosure.

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MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2010
(in Canadian dollars unless otherwise indicated)

•
Conversion of  22,000 Preferred A Shares plus accumulated dividends of $301,069 into US $2,501,069 of Junior Secured Convertible Notes (the“Junior Notes”) maturing on July 30, 2013 and with an annual coupon rate of 5% cash or 7.5% in additional Junior Notes, at the Company’s option.  Junior notes are redeemable in cash at any time or convertible into common shares at $0.05 per common share at the Company’s option provided: i) production from the Missouri Deerfield project is 15,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US $0.25 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US $75,000 per day for the same 20 day period. See Note 6 to the Company’s October 31, 2010 unaudited consolidated interim financial statements for additional terms and disclosure.

•	Extension of the expiry date on the outstanding option to acquire Series B Preferred Shares to May 24, 2011.

•
Re-acquisition of a 10% working interest in the Company’s Missouri Marmaton River and Grassy Creek projects from Mega Partners 1, LLC (“MP1”) in exchange for a 2.75% gross overriding royalty interest on the projects, effective July 1, 2010. Following this acquisition, MegaWest has a 100% working interest in both projects. In addition:

•
MP1 retains the option to acquire up to an additional 10% interest in future projects within the Deerfield Area, on a project by project basis, by paying up to a US $300,000 equalization payment per project and thereafter its proportionate share of all future development and operating costs in respect of such project, including a proportionate share of facility costs.

•
For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011, MP1 has the option to acquire up to a 20% proportionate interest in any of the Company’s properties outside of the Deerfield Area by paying a proportionate 133% of the Company’s costs-to-date in respect of such property and the option to participate with the Company in any future oil and gas property acquisitions for a proportionate 20% share of any such acquisition.

The Company has now completed working over virtually all of its production wells in both projects.  Pumps were upgraded or replaced and tubing relanded. Thermal and pressure data acquisition equipment is being installed, and well logs have been run to identify swept versus un-swept areas of the reservoir.  Steam injection and production was temporarily suspended during execution of these initiatives. Re-start of the Grassy Creek project occurred on September 29, 2010 and a restart of Marmaton River is planned for January. Chemical surfactant and seismic stimulation technologies will be tested beginning in December 2010.

MegaWest’s future operations are dependent upon its ability to continue to obtain financing and ultimately achieve enhanced production results, reserve assignment and profitable operations.  Additional capital may be in the form of equity, debt, sale of properties, working interest farmouts or any combination thereof.

The Company’s unaudited consolidated financial statements for the three and six months ended October 31, 2010 are prepared on a going concern basis.  The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  The Company has used its available cash primarily for development activities on its Missouri oil projects and is currently in a position where it will need to raise additional funds within the next 12 months by means of additional equity issuances, debt financing or selling of working interests in order to continue these development activities.  There is significant uncertainty about the Company’s continued ability to use the going concern assumption which presumes the Company’s ability to continue to be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  The financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding and attain profitable operations.

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MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2010
(in Canadian dollars unless otherwise indicated)

SELECTED INFORMATION
	For the three months ended October 31		For the six months ended October 31
	2010	2009	2010	2009
Interest income	$-	$1,517	$-	$3,274
Net loss	$(694,764)	$(871,504)	$(1,412,633)	$(1,719,370)
Net loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Weighted average number of common shares	133,289,472	133,244,472	133,289,472	133,244,472

			As at October 31 2010	As at April 30 2010

Total assets			$27,066,823	$25,721,698
Long-term debt			$4,286,450	-
Capital stock (1)			$84,842,362	$86,126,601
Shareholders’ equity			$21,253,558	$24,185,790
Common shares outstanding			133,289,472	133,289,472

(1)	Includes share capital, preferred shares, warrants and options on preferred shares and equity portion of convertible notes.

RESULTS OF OPERATIONS

Operational and Project Review

Cost	Missouri	Kentucky	Montana	Kansas	Other	Total
Balance, April 30, 2010	$18,991,910	$3,266,642	$697,083	$96,112	$1,340,449	$24,392,196
Additions	2,197,935	74,786	-	-	67,134	2,339,855
Pre-commercial oil sales, net	(978,181)	-	-	-	-	(978,181)
Balance, October 31, 2010	$20,211,664	$3,341,428	$697,083	$96,112	$1,407,583	$25,753,870

Missouri

Including the Deerfield acreage, the Company’s Missouri lease holdings totaled 38,119 net mineral acres with 100 % operating interest.  On separate 320 acre tracts at Deerfield, MegaWest has built two 500 barrel of oil per day steam drive production facilities (Marmaton River and Grassy Creek) comprised of 110 development production wells, 38 steam injection wells and 12 service and observation wells.  Throughout the Deerfield area, the Company has drilled 73 exploration/delineation wells with a 67% success rate.

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MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2010
(in Canadian dollars unless otherwise indicated)

Phases I and II of the Marmaton River steam drive project together occupy 20 acres of project land developed as a pre-commercial project, which includes a steam generation and oil treating plant with a throughput capacity of 500 barrels of oil per day, 23 steam injection wells, 64 producing wells, and 6 service and observation wells.  60% of Phase II wells have been tied in with steam injection initiated in 3 of 10 patterns.  Cumulative production at Marmaton to date is 41,230 bbls of oil.

The Grassy Creek steam drive project has a steam injection and production treating plant similar to Marmaton River with a design capacity of 500 barrels of oil per day.  Phase I of the project consists of 46 production wells, 15 steam injection wells, and 6 service and observation wells occupying approximately 20 acres of the project site. Cumulative production at Grassy Creek to date is 17,780 bbls of oil.

Upon completion of the ICO Fund and MP1 funding transactions on August 28, 2009, the Company restarted steam injection operations at both Marmaton River and Grassy Creek in mid-September 2009.  Both the Grassy Creek and Marmaton River projects responded positively to steam injection.  Thermal observation wells at Grassy Creek showed ideal vertical conformance of the developing steam chamber, while Marmaton River production wells showed excellent permeability.  As production rates ramped up, it was necessary to perform certain modifications to surface facilities to optimize delivery of steam to, and recovery of oil from, the reservoir.  Those modifications were completed and both facilities are now performing as required, allowing the Company’s operations team to focus on production well and reservoir performance. The Company has now completed working over virtually all of its production wells in both projects.  Pumps were upgraded or replaced and tubing relanded. Thermal and pressure data acquisition equipment is being installed, and well logs have been run to identify swept versus un-swept areas of the reservoir.  Steam injection and production was temporarily suspended during execution of these initiatives. Re-start of the Grassy Creek project occurred on September 29, 2010 and a restart of Marmaton River is planned for January. Chemical surfactant and seismic stimulation technologies will be tested beginning in December 2010.

Previous production operations achieved encouraging initial oil production rates of up to 300 bbls per day of clean sales oil. MegaWest expects with this additional investment in technology, coupled with what we have learned from our initial production operations, production will ramp up beyond previous highs and ultimately approach project design rates.

It is anticipated that each of these projects could develop 250 to 300 acres of their respective 320 acres of leases over their 25 to 30 year project life.  Additional drilling phases on each of these projects will be necessary to maintain the individual project 500 barrel per day target oil production rates.  It is further anticipated that a number of additional projects of similar design and size may be drilled and constructed across MegaWest’s Missouri lease holdings.

MegaWest is selling all of its oil production for a field gate price equivalent to 80% of the NYMEX posted price for West Texas Intermediate oil sales.  MegaWest purchases natural gas to fuel its boilers for an "at the burner tip" price approximately equivalent to the NYMEX Henry Hub spot price for natural gas.  Natural gas is the largest input cost for the Company's operations; therefore the current ratio of oil to natural gas prices has a very positive impact on project economics.

Kentucky

The Kentucky lease holdings include a 37.5 % working interest in 29,147 unproved net mineral acres (10,930 company net acres).

On September 21, 2010, the Company and its 62.5% working interest partner (together the “Farmor”) signed a farm-out agreement for their interest in 5,100 net acres in the Little Muddy Area of Butler County, Kentucky to a Houston-based independent exploration and production company (“Farmee”).

On December 4, 2010, this farm-out agreement was expanded to cover the full 29,147 unproved net mineral acres. All acreage leased in Kentucky by the Farmor and the Farmee in Butler, Warren, Edmonson and Muhlenberg counties shall be pooled and be subject to the new agreement. The Farmee currently owns about 1,000 net acres contiguous with Farmor’s leases which will be included in the joint lands.

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MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2010
(in Canadian dollars unless otherwise indicated)

Commencing early in 2011, the Farmee, at its sole cost, will drill, test and complete or abandon wells at locations of its choice on the joint lands.  The Farmee will also pay for and construct any production facilities required to produce the wells and will provide the technology required to implement production schemes on the joint land.  The joint leases will yield a net revenue interest of 82%.  Upon Farmee recovering all of its project development costs out of 100% of the working interest revenue attributable to each production project on the joint lands, the working interest in, and revenue from, each such project will be shared 50% by the Farmee and 50% by the Farmor (MegaWest 18.75%, working interest partner 31.25%).  During the 4-year term of this agreement, the Farmee will pay all lease rentals attributable to the joint lands and will also drill each year a sufficient number of wells to hold a minimum of 15% of the joint lands.  Any sale of all or a portion of the joint lands during the term of this Agreement will result in the sharing of proceeds from such sale by the parties hereto in the same proportions as the revenue interests set forth above, after recovery by the acquiring party of its original lease acquisition costs incurred for the leases being sold.

Montana

The Montana leases include an average 55.3 % working interest in 15,688 unproved net mineral acres (8,673 company net acres) covering two prospects, Teton and Devils Basin.  At Teton (14,513 net mineral acres), the Company has a 53.7 % working interest. The Loma acreage expired on its own terms in late 2009.

Acquisition of new 2D seismic over the Teton prospect was completed and processed during fiscal 2009. Additional geological work will be required before future drilling locations can be determined.  At Teton, MegaWest is targeting a heavy oil reservoir, which if successful, may ultimately be developed through the application of SAGD, steam drive or cyclic steam stimulation.

Trade seismic has been purchased on the Devils Basin prospect, which will be used to identify one or more prospective drill locations that MegaWest plans to test with a vertical well.  At Devils Basin, MegaWest is targeting light oil production from the Heath Shale.

The Company has no near-tern plans to proceed with the project.

Kansas

The Chetopa project is a pre-commercial heavy oil demonstration project located two miles south of Chetopa, Kansas.  The project is currently suspended, and includes certain oil and gas equipment and a 100 % interest in two oil and gas leases covering 385 net mineral acres. The Company has no near-tern plans to proceed with the project.

Other

Other costs consist primarily of five used steam generators and related equipment that will be assigned to future projects.

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MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2010
(in Canadian dollars unless otherwise indicated)

FINANCIAL REVIEW
	Three months ended October 31		Six months ended October 31
	2010	2009	2010	2009
Interest income	$-	$1,517	$-	$3,274
Expenses
General and administrative	502,084	762,504	1,297,738	1,554,022
Foreign exchange (gain) loss	(35,806)	68,695	(174,374)	84,401
Interest and accretion on convertible notes	180,546	-	181,306	-
Interest on line of credit	8,242	-	29,705	-
Depreciation and accretion	39,698	41,822	78,258	84,221
	694,764	873,021	1,412,633	1,722,644
Net loss	$(694,764)	$(871,504)	$(1,412,633)	$(1,719,370)
Net loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Weighted average number of shares - basic and diluted	133,289,472	133,244,472	133,289,472	133,244,472

Three months ended October 31, 2010

MegaWest reported a net loss of $694,764, ($0.01) per share basic and diluted, for the three months ended October 31, 2010, compared with a net loss of $871,504, ($0.01) per share basic and diluted for the comparable 2009 period.  The reduction in the loss for the 2010 period was mainly attributable to a $260,420 decrease in general and administrative expenses and a foreign exchange gain of $35,806 compared to a $68,695 foreign exchange loss in the 2009 period offset by a total of $188,788 interest on the line of credit and convertible debentures, including related accretion.

Six months ended October 31, 2010

MegaWest reported a net loss of $1,412,633, ($0.01) per share basic and diluted, for the six months ended October 31, 2010, compared with a net loss of $1,719,370, ($0.01) per share basic and diluted for the comparable 2009 period.  The reduction in the loss for the 2010 period was mainly attributable to a $256,284 decrease in general and administrative expenses and a foreign exchange gain of $174,374 compared to an $84,401 foreign exchange loss in the 2009 period offset by a total of $211,011 of interest on the line of credit and convertible debentures, including related accretion.

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MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2010
(in Canadian dollars unless otherwise indicated)

General and administrative expenses

	Three months ended October 31		Six months ended October 31
	2010	2009	2010	2009
Stock-based compensation:
Stock options	$86,300	$66,300	$186,500	$130,000
Consulting warrants	-	-	254,124	-
Less: capitalized portion	(1,970)	(7,293)	(4,400)	(7,293)
	84,330	59,007	436,224	122,707
Salaries and benefits	239,799	367,864	520,602	685,167
Professional fees	115,500	81,508	235,207	198,477
Investor relations	76,992	11,109	104,702	11,021
Office and administrative	33,479	295,102	90,235	586,896
Information technology	8,760	12,466	24,321	14,306
Less: capitalized portion	(56,776)	(64,552)	(113,553)	(64,552)
	417,754	703,497	861,514	1,431,315
	$502,084	$762,504	$1,297,738	$1,554,022

The primary variances in general and administrative expenses for the 2010 periods as compared to the 2009 periods are as follows:

•
Stock-based compensation expense increased primarily due to effect of options granted in fiscal 2010 for which the estimated fair value per option was higher, on average, than options granted in previous years as well as the fair value of warrants issued to a consultant.

•	Salaries and benefit costs decreased due to the reduced staffing level compared to 2009.

•
Professional fees, consisting of legal, audit, accounting and tax advisory fees, increased due to services related to financial reporting and regulatory compliance and the Company’s dispute with its landlord (see Contingency and Contractual Obligation section).

•	Investor relations expenses increased related to the Company’s efforts to raise investor awareness of the Company. The Company did not engage in any investor relations activities in the 2009 period.

•
Office and administrative costs decreased due to management’s efforts to reduce costs, the closing of a field office in Missouri and no Calgary office lease payments made since December 2009 (see Contingency and Contractual Obligation section).

Foreign exchange gain/loss

The foreign exchange gain in the three and six months ended October 31, 2010 resulted primarily from the translation of U.S. dollar denominated cash balances and convertible debt into our Canadian dollar functional currency.  The Company’s U.S. dollar denominated cash balances increased during the first quarter of 2010 as a result of the US$2.5 million financing completed on July 30, 2010.  In addition, the Canadian dollar increased in value compared to the U.S. dollar during the three month ended July 31, 2010.  In the comparative 2009 period, the Company had lower U.S. dollar denominated cash balances and the Canadian dollar decreased in value compared to the U.S. dollar the three months ended July 31, 2009.  The Company has not entered into any foreign exchange hedging agreements.

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MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2010
(in Canadian dollars unless otherwise indicated)

SUMMARY OF QUARTERLY RESULTS
(000’s except per share amounts)

	Fiscal 2011		Fiscal 2010				Fiscal 2009
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Interest income ($)	-	-	-	3	2	2	3	30
Net loss ($) (1)	(695)	(718)	(2,315)	(878)	(872)	(850)	(1,259)	(3,498)
Net loss per share ($) (2)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)	(0.03)
Total assets ($)	27,067	28,166	25,862	27,321	27,946	26,476	27,436	28,886

(1)	Larger losses incurred in Q3 of 2009 and Q4 2010 were a result of impairments recorded on mineral properties and oil and gas assets.

(2)	Sum of quarters may not add to total for the year due to rounding.

LIQUIDITY AND CAPITAL RESOURCES

As at October 31, 2010, the Company had a working capital deficiency of $114,621 compared to a working capital deficiency of $213,025 at April 30, 2010.

The Company continues to be in the development stage as oil production and sales for each of the Company’s projects in Missouri have not yet achieved commercial production levels.  Equipment upgrades are currently in progress and management restarted steaming operations at the Grassy Creek project at the end of September 2010. The Company will need to raise additional cash within the next 12 months in order to continue development activities. While management is currently evaluating plans and alternatives to raise additional cash through raising additional equity, issuing additional debt and/or through a possible disposition of mineral properties, no definitive arrangement has been agreed to date.

Investing Activities

During the three and six months ended October 31, 2010, the Company incurred $918,112 and $1,326,957, respectively, of expenditures on oil and gas assets net of cost recoveries and pre-commercial oil.

On July 30, 2010, the Company and MP1 entered into an arrangement whereby the Company acquired MP1’s 10% working interest in the projects in exchange for a 2.75% gross overriding royalty interest effective July 1, 2010. Under this arrangement, the Company converted a receivable related to joint venture capital and operating costs owing by MPI on its Marmaton River and Grassy Creek projects in Missouri to a promissory note and the Company will recover the balance of the amount due from 50% of the gross overriding royalty payments to MP1. During the time the long term receivable is outstanding, the Company will receive interest on the outstanding balance at the U.S. bank prime rate plus three percent (3%).  As at October 31, 2010, the balance of the long-term receivable was $300,224.

Financing Activities

On April 29, 2010 the Company secured a line of credit with a private lender for the sole purpose of buying natural gas to fuel the steam generators on its Marmaton River and Grassy Creek projects.   The credit facility is available up to a maximum of U.S. $1.0 million at an interest rate of 2% per month calculated on the average daily outstanding principal balance.  As security, the Company has signed a mortgage and a promissory note in the amount of $1.0 million granting security to the lender over certain Missouri properties.   The credit agreement can be terminated by the Company upon 30 days notice. During the first quarter, the Company drew $320,582 on the credit facility and repaid the amount in full in the second quarter. As of the date of this MD&A, the Company has $250,000 drawn on the credit facility.

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MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2010
(in Canadian dollars unless otherwise indicated)

On July 30, 2010, the Company closed a financing with a group of its existing shareholders for US $2.5 million of funding for net proceeds, after transaction costs, of $2,388,266.  Details of the financing are described in the Overview section.  During the first quarter of fiscal 2011, the Company issued 3,600,000 warrants for consulting services.   The warrants are exercisable at US$0.05 per common share and expire on July 30, 2013.

The Company’s common shares trade in the United States on the Over-the-Counter Bulletin Board exchange (“OTC”).

The number of outstanding shares and the number of shares that could be issued if all dilutive instruments are converted to shares is as follows:
As at	December 15 2010	October 31 2010	April 30 2010
Common shares (1)	133,289,472	133,289,472	133,289,472
Preferred A Shares (2)	-	-	34,592,957
Preferred A Warrants (3) (7)	15,400,000	15,400,000	15,400,000
Preferred B Shares (4) (7)	20,000,000	20,000,000	20,000,000
Preferred B Warrants (4) (7)	10,000,000	10,000,000	10,000,000
Senior Notes (5) (7)	50,000,000	50,000,000	-
Senior Warrants (5) (7)	50,000,000	50,000,000	-
Junior Notes (2) (7)	50,021,360	50,021,360	-
Consultant Warrants (8)	3,600,000	3,600,000	-
Stock Options (1) (6)	8,798,000	8,798,000	10,698,000
Accrued Senior Notes (interest) (7)(9)	2,268,493	1,528,767	-
Accrued Junior Notes (interest) (7)(9)	1,418,414	955,888	-
	344,795,739	343,593,487	223,980,429

(1)	As at December 15, 2010, senior management and directors held an aggregate total of 11,326,443 common shares and 7,100,000 stock options.

(2)
On July 30, 2010, the Company converted 22,000 Preferred A Shares plus US$301,069 of accumulated dividends were converted to US $2,501,069 of Junior Notes.  The Junior Notes are redeemable in cash at any time at the Company’s option or convertible into common shares at US $0.05 per common share at the Company’s option under terms and conditions specified in the existing agreement for Preferred A Shares.

(3)	The Preferred A Warrants remain as issued on August 28, 2009. Each warrant allows the holder to purchase a common share at US $0.25 per share for a period of five years from issuance.

(4)
Pursuant to the agreements with MP1, until November 26, 2010 (extended to May 24, 2011), the Investors have the option to purchase up to 20,000 Series B convertible preferred shares with a stated value of $100 each (the “Preferred B Shares”), for up to US $2,000,000 on similar terms to the Preferred A Shares except the conversion price is US $0.10 per common share.  After 12 months from the date of issue, the Company may force the conversion of the Preferred B Shares provided: i) production from the Deerfield Area is 30,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US $0.35 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US $150,000 per day for the same 20 day period. In conjunction with the Preferred B Share issuance, the Company will issue to the Investors up to 10,000,000 warrants (“Preferred B Warrants”).  Each Preferred B Warrant allows the holder to purchase a common share at US $0.35 per share for a period of five years from issuance.  After nine months from the date of issuance, a cashless conversion option is provided only with respect to Preferred B Warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

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MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2010
(in Canadian dollars unless otherwise indicated)

(5)
On July 30, 2010, the Company issued US $2,500,000 of Senior Notes.  The Notes are redeemable in cash at any time at the Company’s option or convertible into common shares at US $0.05 per common share at the Company’s option under terms and conditions specified in the agreement.

One warrant (“Senior Warrant”) has been issued to the holder for each $0.05 principal amount of the Senior Notes for a total of 50,000,000 warrants.

(6)	During the first quarter of fiscal 2011, 1,900,000 options were forfeited due to the resignation of a director.

(7)
As at October 6, 2010, the investors in the Company’s two most recent financings held warrants and notes that give them the rights to own a total of 197,238,097 common shares upon potential future exercise and conversion of the warrants and notes.

(8)
On July 30, 2010, the Company hired an independent oil operations consultant to assist with exploration of the Missouri Deerfield area under a nine month contract. The consultant was issued 3,600,000 warrants exercisable at $0.05 per share as part of their fee arrangement.

(9)	Interest accrued on the junior notes and the senior notes are payable in additional junior notes and senior notes which are then convertible to common share at $0.05 per share.

CONTINGENCY AND CONTRACTUAL OBLIGATION

(a)	Contingency:

In January 2010, the Company experienced a flood in its office premises as a result of a broken water pipe. There was significant damage to the premises rendering them unusable by the Company until remediation had been completed by the Landlord. Pursuant to the lease contract, the Company has asserted that rent should be abated during the remediation process and accordingly, the Company has not paid rent to the Landlord since December 2009. During the remediation process, the Company engaged an independent environmental testing company (the “Consultant”) to test for air quality and to test for the existence of other potentially hazardous conditions.

The testing revealed the existence of potentially hazardous mould in various carpet samples and the Consultant gave specific written instructions for the effective remediation of the premises. During the remediation process, the Landlord did not follow the Consultant’s instructions for correction of the potentially hazardous mould situation and subsequently, in June 2010, the landlord gave notice and declared the premises to be ready for occupancy. The Company re-engaged the Consultant to re-test the premises and the testing results again revealed the presence of potentially hazardous mould. The Company has determined that the premises are not fit for re-occupancy and considers the Landlord to be in default of the lease and the lease terminated.

The Landlord disputes the Company’s position and has given notice that it considers the Company to be in default of the lease for failure to re-occupy the premises.

In addition, the Landlord has claimed that the Company owes monthly rent for the premises from January 2010 to June 30, 2010 in the amount of $234,098 and has claimed that, as a result of the alleged default, pursuant to the terms of the lease, the Company owes three months accelerated rent in the amount of $108,685.

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MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2010
(in Canadian dollars unless otherwise indicated)

The Landlord has also asserted that the Company would be liable for an amount up to the full lease obligation of $1,510,816 which otherwise would have been due as follows:
Year ended April 30
2011	$ 447,714
2012	447,714
2013	447,714
2014	167,674
Thereafter	-
Total	$ 1,510,816

To date, no legal action has been commenced by the landlord and the cost, if any, to the Company is not determinable. Accordingly, no amounts related to rent or the disputed lease obligation have been recorded in these financial statements.

(b)	Severance Obligations:

At October 31, 2010 pursuant to employment agreements with three senior officers, the Company is obligated to pay up to $578,000 under certain events around employment termination.

(c)	Legal Proceedings:

Except as noted below and above under contingency; there are no legal actions either in process or pending and the Company is not aware of any contemplated, legal, governmental or arbitration proceedings, including those related to bankruptcy, receivership or those involving a third party which have, or may have, significant effects on the Company’s financial position or profitability.

REPORTING REQUIREMENTS

On October 26, 2010, the Company announced that was successful in its application to the Alberta Securities Commission and the British Columbia Securities Commission to revoke the cease trade orders issued on September 7, 2010 and September 8, 2010 respectively. The cease trade orders were issued as a result of the Corporation's failure to file its annual audited financial statements, annual management's discussion and analysis and certification of its annual filings for the year ended April 30, 2010, which filings were made on September 17, 2010.

All of the Company’s regulatory filings are up to date as of the date of this MD&A.

TRANSACTIONS WITH RELATED PARTIES

All transactions with related parties were in the normal course of operations and measured by the exchange amount, which is the amount agreed upon by the transacting parties.  Specifically, during the three and six months ended October 31, 2010 and 2009, the Company entered into the following transaction with related parties:

During six months ended October 31, 2010, the Company paid $134,035 (six months ended October 31, 2009 - $38,892) in professional fees by a law firm in which the Corporate Secretary of the Company is a partner, of which $88,882 is included in convertible note transaction costs and $45,163 is included in general and administrative expenses.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies are described in Note 1 to the annual consolidated financial statements for the years ended April 30, 2010 and 2009.  The consolidated financial statements are prepared in conformity with Canadian GAAP.

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MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2010
(in Canadian dollars unless otherwise indicated)

The preparation of the financial statements requires making estimates and judgments that affect our reported amounts of assets, liabilities, revenue and expenses.  On an ongoing basis the Company evaluates the estimates, including those related to acquisitions, status of oil and gas projects (proved or unproved), asset impairment, tax valuation allowances, volatility and market value of our share price, the valuation of preferred shares and contingencies.  These estimates are based on information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances.  Actual results could vary from those estimates under different assumptions and conditions.

The critical accounting policies that affect the more significant judgments and estimates used in preparation of our consolidated financial statements are described in our annual MD&A for the year ended April 30, 2010 and have not changed to date.

CHANGES IN ACCOUNTING POLICIES

The Company did not adopt any new or revised accounting standards during the six months ended October 31, 2010.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company has completed a high-level review and preliminary assessment of the differences between Canadian GAAP and IFRS. This assessment has provided insight into what are anticipated to be the most significant areas of difference applicable to the Company.   The next step is to perform an in-depth review of the significant areas of difference and select ongoing IFRS policies. Key areas addressed will also be reviewed to determine any information technology issues, the impact on internal controls over financial reporting and the impact on business activities including the effect, if any, on covenants and compensation arrangements.

The Company will also continue to monitor standards development as issued by the IASB and the AcSB as well as regulatory developments as issued by the Canadian Securities Administrators, which may affect the timing, nature or disclosure of its adoption of IFRS.

The following IFRS standards are considered most relevant to the Company’s conversion process:

IFRS 1 - First-time Adoption of IFRS which generally requires that an entity apply all IFRS standards retrospectively, with specific mandatory exemptions, and a limited number of optional exemptions. A preliminary assessment of the available exemptions has been completed.

Elections made upon transition to IFRS can have a significant impact on the level of time and effort needed for the conversion to IFRS. The following optional exemptions appear to be the most applicable to the Company:

a)
Deemed cost of full cost oil and gas assets - This exemption provides the Company with the option of measuring exploration and evaluation assets and assets in the development and production (“D&P”) phases at the amount determined for the cost centre under Canadian GAAP. The cost of the D&P assets are allocated to the underlying assets on a pro rata basis using reserve volumes or reserve values as of the transition date;

b)	Business combinations - This exemption provides the Company with the option of not applying IFRS 3 Business Combinations to business combinations that took place before the date of transition;

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MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2010
(in Canadian dollars unless otherwise indicated)

c)
Share-based payments - This exemption provides the Company with the option of not applying IFRS 2 to equity-settled share-based payment transactions issued after November 7, 2002 and which have vested before the date of transition; and

d)
Decommissioning liabilities - If the exemption discussed under b) is utilized, the Company may then measure decommissioning, restoration and similar liabilities at the transition date in accordance with IAS 37 and recognize, directly in retained earnings, any difference between that amount and the Canadian GAAP carrying amount of the liabilities at the transition date.

In addition to these exemptions, IFRS 1 provides other exemptions that are available on transition to IFRS. These exemptions may become useful for the Company to consider in the future.

IFRS 6 - Exploration and Evaluation of Mineral Resources (“E&E”)

The Company capitalizes costs related to exploration and evaluation (“E&E”) projects under Canadian GAAP. Under IFRS, the Company has the option to either continue to capitalize these costs until technical feasibility and commercial viability of the project is determined, or to expense these costs as incurred. The Company intends to capitalize E&E costs. On transition to IFRS, The Company will reclassify all E&E expenditures that are currently included in the property and equipment balance on the balance sheet. This will consist of the book value of undeveloped land and unevaluated seismic data that relates to exploration properties. The Company anticipates that it will not deplete its E&E assets but rather will assess the assets for impairment when indicators of impairment exist. These assets are required to be assessed for impairment upon transition to IFRS. The Company does not currently expect to record any impairment of its E&E assets on transition to IFRS.

Pre-exploration costs are expenditures incurred prior to the Company obtaining the legal right to explore in an area and must be expensed under IFRS. Under Canadian GAAP, The Company capitalizes and depletes such costs within the full cost pool. The Company does not anticipate that this accounting policy difference will have a significant impact on its financial statements.

IAS 16 - Property, Plant and Equipment

Property and equipment will be one of the most significant areas impacted by the adoption of IFRS. Under Canadian GAAP, the Company follows the CICA’s Accounting Guideline 16 on full cost accounting, while IFRS has no equivalent guideline. The Company will be required to adopt different accounting policies for pre-exploration activities, E&E costs, D&P assets, the accounting for gains and losses on divestitures and depletion, depreciation and amortization.

Under IFRS, The Company’s property and equipment must be divided into multiple cash-generating units (“CGUs”), which is unlike full cost accounting where all oil and gas assets are accumulated into one cost centre. The Company plans to allocate the deemed cost of its oil and gas properties and equipment to CGUs based on proved plus probable reserve values at January 1, 2010. The CGUs will be aligned with the regions in which The Company operates and could change in the future as a result of acquisitions or dispositions. These assets are required to be assessed for impairment upon transition to IFRS.

D&P assets are the expenditures incurred for an area or property where technical and commercial feasibility have been determined (including amounts transferred from E&E). The Company will continue to capitalize these costs. Under Canadian GAAP, these costs are depleted on a unit-of-production basis at a country cost centre level, whereas under IFRS these costs must be depleted at a lower unit of account, known as a “component.” Under IFRS, The Company has the option to calculate depletion using a reserve base of total proved or proved plus probable reserves, as compared to the current Canadian GAAP method of using only proved reserves. The Company intends to use proved plus probable reserves as a basis for depletion, which will include the related future development costs related to proved plus probable reserves in the depletable cost base.

Divestitures of an oil and gas property under IFRS will generally result in a gain or loss recognized in the statement of operations. Under current Canadian GAAP, proceeds of divestitures are deducted from the full cost pool without a recognition of a gain or loss unless such a deduction resulted in a change to the Company’s depletion rate of 20% of greater.

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MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2010
(in Canadian dollars unless otherwise indicated)

IAS 36 - Impairment of Assets

Subsequent to the transition to IFRS, assets will be assessed for impairment when indicators suggest the possibility of impairment. This could result in more frequent impairments of assets under IFRS. Future cash flows will be discounted in the impairment test under IFRS, whereas future cash flows are currently not discounted for the first step of the impairment test under Canadian GAAP. In addition, property and equipment impairment testing will be performed at the CGU level under IFRS, rather than at the country cost centre level which is current practice under Canadian GAAP. The Company intends to test impairment using proved plus probable reserves. Under Canadian GAAP, reversal of impairment losses is prohibited, whereas under IFRS, if the conditions giving rise to impairment have reversed, impairment losses previously recorded would be partially or fully reversed.

IAS 12 - Income taxes

Both Canadian GAAP and IFRS follow the liability method of accounting for income taxes whereby tax liabilities and assets are recognized on temporary differences. IFRS requires that all future taxes be disclosed as noncurrent assets or liabilities and be described as deferred taxes.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements other than the items noted above in contractual obligations.

RISKS AND UNCERTAINTIES

The annual MD&A for the year ended April 30, 2010 includes an overview of certain business risks and uncertainties facing the Company. Those risks remain effective at the date of this MD&A.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information and statements including opinions, assumptions, estimates and expectations of future production, cash flows and exploration results.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that indentify forward-looking statements.

Forward-looking statements, such as those under Liquidity and Capital Resources, are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of important factors could cause actual results, future actions, conditions or events to differ materially from those in the forward-looking statements, including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of domestic capital markets, the ability to obtain financing, changes in oil and gas acquisition and drilling programs, operating risks, production rates, reserve estimates, changes in general economic conditions, and other factors.  Undue reliance should not be placed on forward-looking statements as the Company can give no assurance that they will prove to be correct.

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MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2010
(in Canadian dollars unless otherwise indicated)

The forward-looking statements contained in this MD&A are made as of the date hereof.  While the Company acknowledges that subsequent events and developments may cause the views expressed herein to change, the Company has no intention and undertakes no obligation to update, revise or correct such forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

The Company believes that the expectations reflected in the forward-looking statements and information contained herein are reasonable, but no assurance can be given that these expectations, or the assumptions underlying these expectations, will prove to be correct and such forward-looking statements and information included in this document should not be unduly relied upon.  The forward-looking information included herein represents the Company’s views as of the date of this document and such information should not be relied upon as representing the Company’s views as of any date subsequent to the date of this document.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  However, these factors are not intended to represent a complete list of the factors that could affect us and there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's annual reports (on Form 20-F filed in the U.S. and Canada) and the other recent filings in the U.S. and Canada. These filings are available at www.sec.gov in the U.S. and www.sedar.com in Canada.

COMPANY INFORMATION

Additional information related to MegaWest is available on the Company’s website at www.megawestenergy.com , SEDAR’s website at www.sedar.com and EDGAR’s website at www.sec.gov.

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